UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 250639 10 1

1.	Names of Reporting Persons. Richard Pui Hon Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,167,165
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,167,165
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,167,165
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 23 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Mr. Richard Pui Hon Lau (“Mr. Lau”) with the Securities and Exchange Commission (the “Commission”) on May 30, 2014, the Amendment No. 2 to Schedule 13D filed by Mr. Lau with the Commission on July 29, 2014 (“Amendment No. 2”), the Amendment No. 3 to Schedule 13D filed by Mr. Lau with the Commission on September 29, 2014 (“Amendment No. 3”), the Amendment No. 4 to Schedule 13D filed by Mr. Lau with the Commission on February 9, 2015 (“Amendment No. 4”), the Amendment No. 5 to Schedule 13D filed by Mr. Lau with the Commission on April 30, 2015 (“Amendment No. 5”), the

Amendment No. 6 to Schedule 13D filed by Mr. Lau with the Commission on July 10, 2015 (“Amendment No. 6”), the Amendment No. 7 to Schedule 13D filed by Mr. Lau with the Commission on August 7, 2015 (“Amendment No. 7”), the Amendment No. 8 to Schedule 13D filed by Mr. Lau with the Commission on November 2, 2015 (“Amendment No. 8”), the Amendment No. 9 to Schedule 13D filed by Mr. Lau with Commission on November 27, 2015 (“Amendment No. 9”), the Amendment No. 10 to Schedule 13D filed by Mr. Lau with the Commission on January 7, 2016 (“Amendment No. 10”), the Amendment No. 11 to Schedule 13D filed by Mr. Lau with the Commission on February 18, 2016 (“Amendment No. 11”), the Amendment No. 12 to Schedule 13D filed by Mr. Lau with the Commission on July 22, 2016 (“Amendment No. 12”), the Amendment No. 13 to Schedule 13D filed by Mr. Lau with the Commission on September 23, 2016 (“Amendment No. 13”), the Amendment No. 14 to Schedule 13D filed by Mr. Lau with the Commission on November 16, 2016 (“Amendment No. 14”), the Amendment No. 15 to Schedule 13D filed by Mr. Lau with the Commission on April 13, 2017 (“Amendment No. 15”), the Amendment No. 16 to Schedule 13D filed by Mr. Lau with the Commission on June 14, 2017, the Amendment No. 17 filed by Mr. Lau with the Commission on July 12, 2017 (“Amendment No. 17,”), the Amendment No. 18 to Schedule 13D filed by Mr. Lau with the Commission on September 21, 2017 (“Amendment No. 18”), the Amendment No. 19 to Schedule 13D filed by Mr. Lau with the Commission on November 15, 2017 (“Amendment No. 19”), the Amendment No. 20 to Schedule 13D filed by Mr. Lau with the Commission on February 1, 2018 (“Amendment No. 20”), the Amendment No. 21 to Schedule 13D filed by Mr. Lau with the Commission on July 25, 2018 (“Amendment No. 21”), and the Amendment No. 22 to Schedule 13D filed by Mr. Lau with the Commission on October 25, 2018 (“Amendment No. 22,” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, and Amendment No. 21 the “Prior Amendments”), each with respect to the common shares without par value (“Common Shares”) of Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”).

The percentage calculations in the above cover page, and as set forth below, are based on a total outstanding number of Common Shares of 16,085,239. Such number represents 15,885,239 outstanding Common Shares (as disclosed by the Company as of July 31, 2018), plus the 200,000 Common Shares immediately exercisable by Mr. Lau under the Stock Option (as defined in Item 3).

Except as set forth herein, the Prior Amendments remain unmodified.

Item 4. Purpose of Transaction.

Mr. Lau acquired the Common Shares described in this Schedule 13D for investment purposes. Mr. Lau intends to review his investment in the Company on a continuing basis. Depending on the price and availability of the Company’s securities, developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, Mr. Lau may consider increasing or decreasing his investment in the Company, through one or more open market purchases or private transactions.

As of November 19, 2018, Mr. Lau beneficially owns the majority of the outstanding Common Shares of the Company. This will impede the acquisition of control by any other person, unless Mr. Lau elects to sell his Common Shares. Mr. Lau does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a – b) As a result of the open market purchases consummated by Mr. Lau since October 25, 2018, as of the date hereof Mr. Lau beneficially owns 8,167,165 Common Shares. Such shares consist of 7,967,165 Common Shares held of record by Mr. Lau and an immediately exercisable option to purchase up to 200,000 Common Shares. Such holdings represent 50.8% of the Common Shares. Mr. Lau has sole power to vote and dispose of all Common Shares held of record by Mr. Lau as of the date hereof, and upon exercise of any portion of the Stock Option, would have sole power to vote and dispose of any Common Shares so acquired.

(c) Mr. Lau has individually engaged in and effected the following open market purchases of Common Shares in the past sixty days:

Purchase Date	Number of Shares Purchased	Purchase Price
October 26, 2018	8,635	$3.20
October 26, 2018	1,000	$3.199
October 26, 2018	610	$3.1843
October 26, 2018	399	$3.1743
October 26, 2018	40	$3.1543
October 26, 2018	60	$3.1443
October 29, 2018	7,853	$3.20
October 30, 2018	1,923	$3.20
November 5, 2018	1,600	$3.20
November 6, 2018	50	$3.20
November 7, 2018	1,050	$3.20
November 8, 2018	17,531	$3.20
November 12, 2018	9,249	$3.20
November 13, 2018	90	$3.20
November 14, 2018	200	$3.20
November 15, 2018	3,650	$3.20
November 16, 2018	25,036	$3.20
November 16, 2018	200	$3.1450
November 19, 2018	20,824	$3.20
November 20, 2018	50,000	$3.15
November 21, 2018	50,000	$3.10
November 26, 2018	5,703	$3.04
November 27, 2018	10,748	$3.04
November 28, 2018	3,800	$3.04
December 6, 2018	380	$3.04

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Richard Pui Hon Lau
Richard Pui Hon Lau

Date:   December 11, 2018